

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Yoav Stern
Chief Executive Officer
Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona 7403635
Israel

> **Re: Nano Dimension Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 29, 2024**
> **File No. 333-278368**

Dear Yoav Stern:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing